AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of April 5, 2010 by and between GF-CSCI Acquisition Corp., a Delaware corporation (“GetFugu Sub”), and wholly-owned subsidiary of GetFugu, Inc, a Nevada corporation (“GetFugu Parent”), and Cellular Software Corporation (the “Target”), a Delaware corporation.  In this Agreement, GetFugu Sub and Target are collectively referred to as the “Merger Parties”.

WHEREAS, the Boards of Directors of GetFugu Parent and GetFugu Sub, and the Shareholder of Target have determined that it is desirable and in the best interests of their respective shareholders and Shareholder that Target merge with and into GetFugu Sub, and each of them has approved this Agreement and the transactions contemplated hereby; and

WHEREAS, upon the terms and subject to the conditions hereinafter set forth: (a) Target shall be merged with GetFugu Sub (the “Merger”), and GetFugu Sub shall be surviving corporation; and (b) the issued and outstanding shares of common stock of Target shall be exchanged for shares of GetFugu Parent’s common stock.

NOW, THEREFORE, in the consideration of the premises and the representations, warranties, and mutual covenants and agreements herein contained, the parties hereby agree as follows:

ARTICLE 1
THE MERGER

1.1           The Merger.  At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), the Target shall be merged with and into GetFugu Sub, the separate corporate existence of the Target shall cease, and following the Merger, GetFugu Sub shall continue as the surviving corporation (as such, the “Surviving Corporation”).

1.2           Effective Time.                                 As promptly as practicable after satisfaction or waiver of the conditions set forth herein, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware and a Certificate of Merger with the Secretary of State of the State of California, each in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and LLC Act, respectively.  The first time when both the Articles of Merger and Certificate  of Merger have been filed shall be considered the “Effective Time” hereunder.

1.3           Effect of the Merger.  At the Effective Time, the Merger shall be effective as provided in the applicable provisions of the DGCL and LLC Act.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights privileges, powers and franchises of the Target shall vest in GetFugu Sub, and all debts, liabilities and duties of the Target shall become the debts, liabilities and duties of GetFugu Sub.  From and after the Effective Time, the Surviving Corporation shall be GetFugu Sub.

1.4           Subsequent Actions.  At any time after the Effective Time, each of the Merger Parties will use its reasonable best efforts to take all actions and to do all things necessary, proper or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the Closing conditions set forth in below) and the officers and directors of such Merger Parties shall be authorized to execute and deliver any such documents or instruments and to take all reasonable action as may be necessary to carry out the transactions contemplated by this Agreement.

1.5           Certificate of Incorporation; By-Laws; Directors and Officers. With respect to GetFugu Sub:

(a)           the Certificate of Incorporation of GetFugu Sub shall be the Certificate of Incorporation of the Surviving Corporation;

(b)           the By-Laws of GetFugu Sub shall be the By-Laws of the Surviving Corporation; and

(c)           the directors of GetFugu Sub shall be the initial directors of the Surviving Corporation, and the officers of GetFugu Sub shall be the initial officers of the Surviving Corporation, in each case until their successors are elected or appointed and qualified.

1.6           Consideration.  The consideration exchanged in connection with the Merger shall be as follows:

(a)           Exchange of Securities.  At the Effective Time, GetFugu shall provide to Shareholder an aggregate of FIFTY MILLION (50,000,000) fully paid and non-assessable shares of common stock, $0.001 par value per share, of GetFugu Parent (the “Merger Consideration”).  All equity interests of Target converted into the right to receive the Merger Consideration pursuant to the preceding sentence shall, as of the Effective Time, no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each certificate or other instrument previously representing any such equity interests shall thereafter represent only the right to receive the Merger Consideration into which the equity interests of Target have been converted.

(b)           Acknowledgment of Delivery of Target Assets.  GetFugu Sub also acknowledges and agrees that Target has previously provided all existing intellectual property and know-how to GetFugu Sub as set forth on Exhibit A hereto (the “Target Assets”, and together with the GetFugu Common Stock, the “Merger Consideration”).  By executing and delivering this Agreement, GetFugu Sub further agrees and acknowledges that it has received this Target Assets, is satisfied with this Target Assets in all respects and shall further implement and utilize this Target Assets after the Effective Date.

(c)           Fractional Shares.  Notwithstanding any other provision hereof, if the number of shares of the GetFugu Common Stock to which the Shareholder shall be entitled as Merger Consideration includes a fraction of a share, the number of shares to which he shall be entitled shall be rounded to the next lower or higher number of shares, depending on whether such fraction of a share is less than one-half a share or greater than or equal to one-half a share.

ARTICLE 2
CLOSING

Subject to the satisfaction or waiver of all conditions to the parties’ obligations to consummate the Merger set forth herein, a closing (the “Closing”) of the Merger shall take place at 10:00 a.m. on April 5, 2010 at the offices of GetFugu, Inc, or at such other time and place as GetFugu and the Shareholder shall mutually agree (the date and time of such Closing being herein referred to as the “Closing Date”).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF TARGET

The Target and each of the Shareholder hereby represent and warrant to GetFugu Sub and GetFugu Parent that:

3.1           Organization, Standing, and Qualification of Target.  Target is a limited liability corporation duly organized, validly existing, and in good standing under the laws of the State of California, and has all necessary corporate powers to own its properties and operate its business as now owned and operated by it.  Neither the ownership of its properties nor the nature of its business requires Target to be qualified in any jurisdiction other than the state of its incorporation.

3.2           Stock Target.  The authorized capital stock of Target consists of 1,000 shares of common stock, all of which are issued and outstanding.  All such shares are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights.  There are no outstanding subscriptions, options, rights, warrants, convertible securities, or other agreements or commitments obligating Target to issue or to transfer from treasury any additional shares of its capital stock of any class.

3.3           Title to Equity Interests.  The Shareholder are the owner, beneficially and of record, of all of the outstanding equity interests of Target free and clear of all liens, encumbrances, security agreements, equities, options, claims, charges, and restrictions.  The Shareholder have the full power and authority to enter into this agreement without obtaining the consent or approval of any other person or governmental authority.

3.4           Subsidiaries.  Target does not own, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, business, trust, or other entity.

3.5           Absence of Liabilities.  Target has no material debt, liability, or obligation of any nature, whether accrued, absolute, contingent, or otherwise, and whether due or to become due.  All debts, liabilities, and obligations incurred prior to the closing date were incurred in the ordinary course of business, were usual and normal in amount both individually and in the aggregate, and have been paid and satisfied in full.

3.6           Tax Returns.   Within the times and in the manner prescribed by law, Target has filed all federal, state, and local tax returns required by law and has paid all taxes, assessments, and penalties due and payable.  The federal income tax and Delaware state tax returns of Target have been timely filed.  To Target’s knowledge, there are no present disputes about taxes of nature payable by Target.

3.7           Tangible Personal Property.  The books and records of Target contain a complete and accurate description and specify the location of all tangible personal property owned by, in the possession of, or used by Target in connection with its business.  No personal property used by Target in connection with its business is held under any lease, security agreement, conditional sales contract, or other title retention or security arrangement, or is located other than in the possession and under the control of Target.

3.8           Copyrights.  The books and records of Target contain a complete and accurate description of all copyrights, software and copyrightable materials owned by Target.  Target has not infringed, and is not now infringing, on any trade name, trademark, service mark, or copyright belonging to any other person, firm, or corporation.  Target is not a party to any license, agreement or arrangement, whether as licenser, licensee, franchisor, franchisee, or otherwise, with respect to any trademarks, service marks, trade names, or applications for them or any copyrights.  Target owns, or holds adequate licenses or other rights to use, all trademarks, service marks, trade names, and copyrights necessary for its business as now conducted by it.

3.9           Inventions.  The books and records of Target contain a complete and accurate description of all inventions, patents and applications for patents owned by Target.  The patents and applications for patents are valid and in full force and effect and are not subject to any taxes, maintenance fees, or actions falling due within 90 days after the closing date.  There have been no interference actions or other judicial, arbitration, or other adversary proceedings concerning the patents or applications for patents.  Target has the right and authority to use such inventions, trade secrets, processes, models, designs, and formulas as are necessary to enable it to conduct and continue to conduct all phases of its businesses in the manner presently conducted by it, and that use does not, and will not, conflict with, infringe on, or violate any patent or other rights of others.

3.10           Trade Secrets.  Target is the sole owner of each of these trade secrets, free and clear of any liens, encumbrances, restrictions, or legal or equitable claims of others.  Target has taken all reasonable security measures to protect the secrecy, confidentiality, and value of these trade secrets.  All these trade secrets are, to the knowledge of Target, not part of the public knowledge or literature; they have not, to Target’s knowledge, been used, divulged, or appropriated for the benefit of any past or present employees or other persons, or to the detriment of Target.

3.11           Title to Assets.  Target has good and marketable title to all its assets and interests in assets, whether real, personal, mixed, tangible, or intangible, which constitute all the assets and interests in assets that are used in the businesses of Target.  All these assets are free and clear of restrictions on or conditions to transfer or assignment and free and clear of mortgages, liens, pledges, charges, encumbrances, equities, claims, easements, rights of way, covenants, conditions, or restrictions.

3.12           Compliance With Laws.  Target has received no notice of any violation of any applicable federal, state, or local statute, law, or regulation (including any applicable building, zoning, environmental protection, or other law, ordinance, or regulation) affecting its properties or the operation of its business; and to the best of the knowledge of the Shareholder and Target, there are no such violations.

3.13           Litigation.  There is no pending, or, to the knowledge of the Shareholder and Target, threatened, suit, action, arbitration, or legal, administrative, or other proceeding, or governmental investigation against or affecting Target, or any of its business, assets, or financial condition.

3.14           Agreement Will Not Cause Breach or Violation.  The consummation of the transactions contemplated by this Agreement will not result in or constitute any of the following: (1) a breach of any term or provision of this Agreement; (2) a default or an event that, with notice, lapse of time, or both, would be a default, breach, or violation of the articles of incorporation or bylaws of Target or any lease, license, promissory note, conditional sales contract, commitment, indenture, mortgage, deed of trust, or other agreement, instrument, or arrangement to which the Shareholder or Target is a party or by which either of them or the property of either of them is bound; (3) an event that would permit any party to terminate any agreement or to accelerate the maturity of any indebtedness or other obligation of Target; or (4) the creation or imposition of any lien, charge, or encumbrance on any of the properties of Target.

3.15           Authority and Consents.  Target has the right, power, legal capacity, and authority to enter into and perform their respective obligations under this Agreement; and no approvals or consents of any persons other than those already obtained are necessary in connection with it.  The execution and delivery of this Agreement by Target have been duly authorized by all necessary corporate action.  This Agreement constitutes the valid and legally binding obligation of Target, enforceable in accordance with its terms and conditions.

3.16           Corporate Documents.  Target has furnished to GetFugu for its examination (1) copies of the Articles of Organization of Target; (2) the minute books of Target containing all records required to be set forth of all proceedings, consents, actions, and meetings of the Shareholder and Board of Directors of Target; and (3) the stock transfer books of Target setting forth all transfers of any capital stock.

3.17           Warranties True at Closing.  All warranties of Target set forth in this Agreement will be true and correct on the Closing Date as if made on that date.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF
GETFUGU PARENT AND GETFUGU SUB

GetFugu Sub and GetFugu Parent hereby represent and warrant to Target and each of the Shareholder that:

4.1           Organization and Standing.  GetFugu Parent is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada, and has all necessary corporate powers to own its properties and operate its business as now owned and operated by it.  GetFugu Parent has full corporate power and authority to carry on the business in which it is engaged and to own and use the properties owned and used by it.

4.2           Consents and Approvals.  GetFugu Parent need not make or obtain any consent, approval, or authorization of, or declaration, filing, or registration with, any federal or state governmental or regulatory authority in connection with the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of this transaction by GetFugu Parent and GetFugu Sub has been duly authorized, and no further corporate authorization is necessary on the part of each of GetFugu Parent or GetFugu Sub. This Agreement constitutes the valid and legally binding obligation of GetFugu Parent and GetFugu Sub, enforceable in accordance with its terms and conditions.

4.3           GetFugu Shares.  The authorized capital stock of GetFugu Parent consists of 500,000,000 shares of common stock, of which 241,381,290 shares are issued and outstanding. All such shares are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights. There are no outstanding subscriptions, options, rights, warrants, convertible securities, or other agreements or commitments obligating GetFugu Parent to issue or to transfer from treasury any additional shares of its capital stock of any class, other than as previously disclosed in writing to Target and Shareholder.

4.4           Agreement Will Not Cause Breach or Violation.  The consummation of the transactions contemplated by this Agreement will not result in or constitute any of the following: (1) a breach of any term or provision of this Agreement; (2) a default or an event that, with notice, lapse of time, or both, would be a default, breach, or violation of the articles of incorporation or bylaws of GetFugu Parent or GetFugu Sub or any lease, license, promissory note, conditional sales contract, commitment, indenture, mortgage, deed of trust, or other agreement, instrument, or arrangement to which GetFugu Parent or GetFugu Sub is a party or by which either of them or the property of either of them is bound; (3) an event that would permit any party to terminate any agreement or to accelerate the maturity of any indebtedness or other obligation of GetFugu Parent or GetFugu Sub; or (4) the creation or imposition of any lien, charge, or encumbrance on any of the properties of GetFugu Parent or GetFugu Sub.

4.5           SEC Filings. GetFugu Parent has made all filings with the Securities and Exchange Commission (“SEC”) that it has been required to make under the Securities Act and the Securities Exchange Act (collectively, the “Public Reports”). Each of the Public Reports has complied with the Securities Act and the Securities Exchange Act in all material respects.

4.6           Continuity of Business Enterprise.   It is the present intention of GetFugu Parent and GetFugu Sub to continue at least one significant historic business line of Target, or to use at least a significant portion of Target’s historic business assets in business, in each case within the meaning of Reg. §1.368-1(d).

ARTICLE 5

CONDITIONS PRECEDENT TO BUYERS’ PERFORMANCE

The obligations of GetFugu Parent and GetFugu Sub to consummate the transaction contemplated hereby are subject to the satisfaction, at or before the closing, of all the conditions set out below in this Article 5.  GetFugu Parent or GetFugu Sub may waive any or all of these conditions in whole or in part without prior notice; provided, however, that no such waiver of a condition will constitute a waiver by GetFugu of any of its other rights or remedies, at law or in equity, if the Shareholder or Target are in default of any of their representations, warranties, or covenants under this Agreement.

5.1           Accuracy of Selling Parties’ Warranties.  Except as otherwise permitted by this Agreement, all representations and warranties by each of Target and the Shareholder in this Agreement, or in any written statement that will be delivered to GetFugu Parent or GetFugu Sub by any of them under this Agreement, will be true on the closing date as though made at that time.

5.2           Performance by Target and Shareholder.  Each of the Target and the Shareholder will have performed, satisfied, and complied with all covenants, agreements, and conditions required by this Agreement to be performed or complied with by them, or any of them, by the closing date.

5.3           Quitclaim and Patent Agreements.  The Quitclaim and Patent Agreements in the form set forth in Exhibits B and C, respectively, will have been executed and delivered by the Shareholder to GetFugu Sub.

5.4           Resignations.  Shareholder will have delivered to GetFugu Parent, except as otherwise requested by GetFugu Parent or GetFugu Sub, the written resignations of all the officers and directors of Target, and will cause any other action to be taken with respect to these resignations that GetFugu Parent or GetFugu Sub may reasonably request.

ARTICLE 6

CONDITIONS PRECEDENT TO SELLERS’ PERFORMANCE

The obligations of Target and Shareholder to sell and transfer the Shares under this Agreement  are subject to the satisfaction, at or before the closing, of all the following conditions. The Shareholder may waive any or all of these conditions in whole or in part without prior notice, provided, however, that no such waiver of a condition will constitute a waiver by Shareholder of any of its other rights or remedies, at law or in equity, if GetFugu Parent or GetFugu Sub should be in default of any of its representations, warranties, or covenants under this Agreement.

6.1           Accuracy of Buyers’ Representations and Warranties.  All warranties by GetFugu Parent and GetFugu Sub contained in this Agreement or in any written statement delivered by GetFugu Parent or GetFugu Sub under this Agreement will be true on and as of the closing date as though such representations and warranties were made on and as of that date.

6.2           GetFugu’ Performance.  GetFugu Parent and GetFugu Sub will have performed and complied with all covenants and agreements and satisfied all conditions that it is required by this Agreement to perform, comply with, or satisfy before or at the closing.

ARTICLE 7

THE CLOSING

7.1           Target and Shareholder’ Obligations at Closing.  At the Closing, the Shareholder will deliver to GetFugu the following instruments, in form and substance satisfactory to GetFugu and its counsel, against delivery of the items specified in paragraph 7.2:

(a)           A certificate or certificates representing the shares of Target, registered in the name of the Shareholder to be stamped “cancelled” upon the Closing.

(b)           The records, corporate documents, notes, agreements, stock books, stock ledgers, minute books, corporate seals and other corporate or business records of Target.

(c)           Except as otherwise specified by GetFugu Parent or GetFugu Sub, the written resignations of all the officers and directors of Target.

(d)           The Quitclaim and Patent Agreements between the Shareholder and GetFugu Sub, in agreed form, dated the Closing Date.

(e)           A certificate executed by the Shareholder and Target, dated the Closing Date, certifying that their respective representations and warranties in this Agreement are true and correct on the closing date, as though each representation and warranty had been made on that date.

7.2           Buyers’ Obligations At Closing.  At the Closing, GetFugu Parent will deliver to the Shareholder the following instruments, in form and substance satisfactory to the Shareholder and their counsel, against delivery of the items specified in this paragraph 1.7:

(a)           A certificate representing the total number of shares of GetFugu Common Stock to be issued and delivered at the closing under Section 1.6.

(b)           A certificate executed by GetFugu, dated the Closing Date, certifying that its respective representations and warranties in this Agreement are true and correct on the closing date, as though each representation and warranty had been made on that date.

ARTICLE 8

SHAREHOLDER’ OBLIGATIONS AFTER CLOSING

8.1           Shareholder’ Indemnity.  The Shareholder will indemnify, defend, and hold harmless GetFugu Parent and GetFugu Sub against and in respect of claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and reasonable attorney fees (collectively, “Losses”), that it may incur or suffer, which arise, result from, or relate to any breach of, or failure by the Shareholder to perform, any of its representations, warranties, covenants, or agreements in this Agreement or in any schedule, certificate, exhibit, or other instrument furnished or to be furnished by the Shareholder under this Agreement.

ARTICLE 9

BUYERS’ OBLIGATIONS AFTER CLOSING

9.1           GetFugu’s Indemnity.  GetFugu Parent and GetFugu Sub will indemnify and hold harmless each of the Shareholder against, and in respect of any Losses it may incur or suffer, which arise, result from, or relate to any breach of, or failure by GetFugu Parent or GetFugu Sub, or any of its successors or assigns, after the Closing Date, to perform, any of its representations, warranties, covenants, or agreements in this Agreement or in any schedule, certificate, exhibit, or other instrument furnished or to be furnished by GetFugu Parent or GetFugu Sub under this Agreement.

ARTICLE 10

GENERAL

10.1           Effect of Headings.  The subject headings of the paragraphs and subparagraphs of this Agreement are included for convenience only and will not affect the construction or interpretation of any of its provisions.

10.2           Finder’s or Broker’s Fees.  Each party represents and warrants that it has dealt with no broker or finder in connection with any transaction contemplated by this Agreement, and, as far as it knows, no broker or other person is entitled to any commission or finder’s fee in connection with any of these transactions.

10.3           Expenses.  Each party will pay all costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

10.4           Parties in Interest.  Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to it and their respective successors and assigns. Nothing in this Agreement is intended to relieve or discharge the obligation or liability of any third persons to any party to this Agreement. No provision gives any third persons any right of subrogation or action against any party to this Agreement.

10.5           Assignment.  This Agreement will be binding on, and will inure to the benefit of, the parties to it and their respective heirs, legal representatives, successors, and assigns.

10.6           Governing Law; Jurisdiction.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of California, without regard to the principles of conflicts of law that would require or permit the application of the laws of any other jurisdiction.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  The parties hereby waive all rights to a trial by jury.  If either party shall commence an action or proceeding to enforce any provisions of this Agreement, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses reasonably incurred in connection with the investigation, preparation and prosecution of such action or proceeding.

10.7           Arbitration.  Any controversy or claim arising out of, or relating to, this Agreement, or the making, performance, interpretation or arbitrability of it, will be settled by final and binding arbitration before a retired judge at JAMS (www.jamsadr.com) in Los Angeles, California, and judgment on the arbitration award may be entered in any court having jurisdiction over the subject matter of the controversy.

10.8           Recovery of Litigation Costs.  If any legal action or any arbitration or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties will be entitled to recover reasonable attorney fees and other costs incurred in that action or proceeding, in addition to any other relief to which it or they may be entitled.

10.9           Survival.  All representations, warranties, covenants, and agreements of the parties contained in this Agreement, or in any instrument, certificate, opinion, or other writing provided for in it, will survive the closing.

10.10                      Severability.  If any provision of this Agreement is held invalid or unenforceable by any court of final jurisdiction, it is the intent of the parties that all other provisions of this Agreement be construed to remain fully valid, enforceable, and binding on the parties.

10.11                      Counterparts.  This Agreement may be executed by facsimile or electronic transmission and in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission, email or electronic file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

10.12                      Entire Agreement; Modification; Waiver.  This agreement constitutes the entire agreement between the parties pertaining to the subject matter contained in it and supersedes all prior and contemporaneous agreements, representations, and understandings of the parties. No supplement, modification, or amendment of this Agreement will be binding unless executed in writing by all the parties. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision, whether or not similar, nor will any waiver constitute a continuing waiver. No waiver will be binding unless executed in writing by the party making the waiver.

[Signature page follows]

IN WITNESS WHEREOF, the parties to this Agreement have duly executed it on the day and year first above written.

BUYERS:

GETFUGU, INC.,
a Nevada corporation

By:
Name:                      Michael Solomon
Title:                      Chairman & CEO

GC-MSTI ACQUISITION CORP.,
a Delaware corporation

By:
Name: Michael Solomon
Title:   CEO

TARGET:

Cellular Software Corporation
a Delaware corporation

By:___________________________
Name:  Steve Carroll
Title:    President

SHAREHOLDER:

SAINSBURY CARROLL ESTATES

By:
Its:

Schedule of Intellectual Property

Abstract

We have developed the next generation internet search tool and are redefining the way consumers access the web.  We have harnessed the core strengths of the mobile phone and complex applications and in doing so have provided a technical solution compelling to both advertisers and retailers.

ARL (Augmented Reality Link; Vision)
The technology uses the mobile’s camera to take a photograph of an object (i.e. a logo or a word) and submit the image to a server, which matches the identification and returns the result back to the user.

VRL (Voice Recognition Link; Audio)
Voice recognition uses the telephone’s microphones to capture an audio file (i.e. a word of phrase) and submits it to the server, which matches the identification and returns the result back to the user.

GRL (Geographic Resource Locator)
Utilizes the telephone’s GPS capabilities to correlate the location of the user and the search target.  The information is sent directly to our high level geo-coding facility and returned to the user as a map.  The user is able to view the search target on the map and easily locate the product or services, which they want.

Barcode Scanner

This new facility enables an onboard barcode scanner which not only provides fundamental product information including pricing, but will also provide the consumer with a method of accessing product data and websites.  Retailers are able to condition this feature to ensure that the consumer gets the desired information.

Technical Overview

Our application consists of a proprietary algorithm which operates agnostically across several mobile platforms.   The algorithm is designed to function with the majority of popular embedded codes and necessarily is scalable to accommodate the mass market.

The algorithm is compatible with WiFi (Wireless local area network Wireless fidelity IEEE 802.11), 3G  (3rd Generation WCDMA network incorporating HSDPA- High-Speed Data Packet Access and UTMS- universal mobile telephone system).  The algorithm is compatible with proprietary GSM standards essentially utilizing EDGE (Enhanced Data Rates for GSM).

It represents a configuration of compiled data which interacts with wireless networks (including mobile telephony networks) and with internally hosted servers which correspond with mobile devices through multiple acccess sockets.  Sockets are allocated primarily for proprietary applications.  ARL (augmented reality link), VRL (voice recognition link) and GRL (geographic resource locator).   A newly assigned algorithm includes a barcode scanner.  The details of each facet are described below:

ARL essentially utilizes Augmented reality (AR) and is a technology which provides a live direct or indirect view of a physical real-world environment whose elements are augmented by virtual computer-generated imagery.

The link utilizes the mobile’s digital camera to take a photograph of an object, logo or word.  The results are transmitted OA (over air) and submitted to a proprietary’s source database. Thereonafter, the information is balanced, moderated and processed within our vision cluster environment.

Additionally, this link provides the user with an option to utilize image recognition both uplink and downlink interacting with proprietary server systems.  By pointing the phone’s camera at the real world and receiving augmented information directly related to the view of the camera.  This might include the position of points of interest or commercial outlets.

Additional sockets are allocated for Voice Recognition Link (VRL) which uses the telephone’s inbuilt microphone to capture an audio file which is  submitted it through to a proprietary server environment.  This audio file specifically interacts between the production environment and the Nuance external voice recognition vocoding server.

These same sockets are allocated for Geographic Resource Locator (GRL).  This utilizes the telephone’s GPS (Global Position System) capabilities to correlate the location of the user and the search target.  The information is sent directly to our high-level geocoding decryption server and returned to the user as a map.  The user is able to view the search target on the map and easily locate the product or services.

The invention includes the provision of a barcode reader utilized to scan a standard product two-dimensional barcode in order to receive product information and pricing.

The four elements above are combined into one unique application, which is designed to facilitate the consumer mobile experience. This provides a compelling arena for advertisers and retailers and through this combination the claimant monetizes a purposeful methodology of business.

A fifth element includes the provision of consumer metrics in the form of a user specific dashboard explicating demographic data.  Usage profiles include traffic sources, operating systems and mobile devices, which utilize the aforementioned systems.

The combination of all of the above enables us to apply for a new patent code name: LogoDrive.  LogoDrive systematically guides the user through a registration process and user guide, which provides specific information for submitting individual brands to our customized designed dynamic database.

The methodology is designed to create a viral marketing and commercial campaign aimed at financial rewards for the assignation of a logo corroborated with our database and upon the execution of the commercial contract with the controller of that particular logo, the consumer is rewarded a commission.  The application utilizes WAP (wireless application protocol) and TCPIP (transmission control protocol internet protocol) to facilitate the methodology.

The aforementioned commission is dispensed via a free provision of a debit card which is issued directly and substantiated by a legally registered financial entity.

The described methodology is supported by a proprietary system architecture in which we interact with the Amazon server cloud to achieve maximum functionality, scalability and maintainability.

We utilize a combination of automated deployment scripts and server role scripts. The majority of our deployments are handled using a suite of scripts run by a control panel, which position package repositories and system partitions. After these primal scripts execute during the deployment process a machine may run more granular script. We pull any role based information from the ops server and executes the appropriate commands after first boot up. Such as; directory layout, additional package installation, environment based code deployment.   Scripts exist within their portal and are executed.

Scripts are executed after first bootup and pull configuration information from /mnt directory tree on the ops server.

Our cloud infrastructure is backed up with several methods.
a) Database servers: Production database servers are backed up daily and stored on one of our Amazon S3 buckets. Each running database server also runs on a secure EBS volume for up to the minute recovery.
b) Production application servers: All production application servers, PHP, Java and vision cluster operate on secure EBS volumes. There exists an EBS volume for each critical slice of the application production infrastructure.

As part of our mobile application we have migrated to two centralized storage locations for content. All content now lives on the content server, externally visible from content.getfugu.com and internally to the cloud at content.production.getfugu.com. On this server sits a 1TB EBS volume mounted at /content using the XFS file system. All data is uploaded to this location using SSH/SCP and key authentication. The Advertiser site utilizes SSH PHP functions to create directories and upload respective files. The content is then served directly to the client over HTTP using Lighttpd.  The second centralized location is the Data Manager of the vision cluster. Whereas in the past each vision server would house generated SIFT files on themselves, our new design allows for a central storage location which then assigns a series of logos to each respective server. In this case content is stored on an XFS formatted EBS volume at /home/vision/ vision/Data.

The application servers utilize Amazon's load balancing services  to distribute load from mobile clients. The load balancer works in such a way that a DNS entry for the mobile application site arl.getfugu.com CNAMES it to the fully qualified domain name of the Amazon load balancer, which is a rotating IP depending on geo-location.